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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/18 (MM/DD/YY) AND ENDING 08/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTHOFF, CONE & HOLMSTEDT

OFFICIAL USE ONLY
25502
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 BOTHELLO DRIVE, SUITE 345
(No. and Street)

WALNUT CREEK	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CELESTE MOYE (415) 672-0559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing
OCT 31 2019
Washington, DC

2977 YGNACIO VALLEY RD., #460	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MARK HOLMSTEDT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTHOFF, CONE & HOLMSTEDT, as of AUGUST 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

see attached

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 24th day of October, 2019, by
Date *Month* *Year*

(1) Mark Holmstedt

~~(and (2)~~ ______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________________
Signature of Notary Public

MELINDA L. PEDERSEN
Commission # 2135734
Notary Public - California
Contra Costa County
My Comm. Expires Jan 1, 2020

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________________ **Document Date:** ______________

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______________________________

WESTHOFF, CONE & HOLMSTEDT

Financial Statements and Supplementary Information

Year Ended August 31, 2019

With Independent Auditors' Report Thereon

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)

Financial Statements and Supplementary Information
Year Ended August 31, 2019

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1-2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Statement of Cash Flows	7
Notes to Financial Statements	8-13
Supplemental Information:	
Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	14
Report of Independent Registered Accounting Firm	15
Exemption Report Pursuant to SEC Rule 17A-5	16

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westhoff, Cone & Holmstedt (the Company) as of August 31, 2019 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S, federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

We have served the Company as auditor since 2008.

Walnut Creek, California
October 25, 2019

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Financial Condition
August 31, 2019

ASSETS

ASSETS:	
Cash and cash equivalents	$ 222,215
Deposit with clearing broker-dealer	151,573
Remarketing fees receivable	49,612
Underwriting fees receivable	144,415
Deferred income tax asset	15,175
Prepaid expenses and deposits	27,357
Furniture and equipment, net of accumulated depreciation of $48,987	8,679
Operating lease right-of-use asset	414,231
TOTAL ASSETS	$ 1,033,257

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 120,813
Deferred income tax liability	2,329
Operating lease liability	417,240
Total liabilities	540,382
SHAREHOLDERS' EQUITY:	
Common stock - no par value; authorized 100,000 shares; issued and outstanding, 13,869 shares	13,869
Retained earnings	479,006
Total shareholders' equity	492,875
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,033,257

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Operations
Year Ended August 31, 2019

REVENUE:	
Underwriting	$ 2,514,224
Remarketing fees	140,184
Interest and dividends	1,167
Advisory	77,500
Total revenue	2,733,075
EXPENSES:	
Compensation and benefits	1,186,146
Deal and clearing expenses	1,165,911
Communications	15,917
Operating lease expenses	91,818
Other occupancy	28,850
Promotional and travel	124,873
Research	210
Regulatory	8,931
Professional services and other	153,448
Interest	12,801
Total expenses	2,788,905
LOSS BEFORE INCOME TAXES	(55,830)
INCOME TAX PROVISION:	
Current income tax provision - State	(800)
Deferred income tax provision	7,037
Total income tax provision	6,237
NET LOSS	$ (49,593)

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Changes in Stockholders' Equity
Year Ended August 31, 2019

	Common Stock		Retained	
	# Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	13,869	$ 13,869	$ 528,599	$ 542,468
NET INCOME	-	-	(49,593)	(49,593)
BALANCES, END OF YEAR	13,869	13,869	479,006	$ 492,875

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended August 31, 2019

BALANCE AT AUGUST 31, 2018	$ 80,000
Changes in Loan Balance	(80,000)
BALANCE AT AUGUST 31, 2019	$ -

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Cash Flows
Year Ended August 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (49,593)
Adjustments to reconcile net income to cash provided by (used in) operating activities:	
Depreciation and Amortization	5,393
Changes in operating accounts:	
Receivables	(166,704)
Prepaid expenses and deposits	(4,007)
Accounts payable and accrued liabilities	39,807
Decrease in right-of-use lease assets	40,060
Decrease in operating lease liabilities	(37,051)
Income taxes payable or deferred	(7,037)
Net cash used in operating activities	(179,132)
CASH FLOWS FROM FINANCING ACTIVITIES -	
Investment in plant & equipment	(3,685)
Maturity of subordinated notes payable	(80,000)
Net cash used in financing activities	(83,685)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(262,817)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	485,032
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 222,215
SUPPLEMENTARY CASH FLOW INFORMATION:	
Income taxes paid	$ 800
Interest paid	$ 12,801

See independent registered auditors' report and notes to these financial statements

1. ORGANIZATION AND OPERATION

Westhoff, Cone & Holmstedt (the "Company"), incorporated and commenced operations in California in October, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides public finance services, primarily underwriting, placement, and remarketing of municipal securities, as well as financial advisory services. Securities underwritten by the Company clear through a third-party broker on a "fully-disclosed" basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company has financial instruments whereby the fair market value of the instruments could be different than that recorded on a historical basis on the accompanying balance sheets. The financial statements consist of cash and cash equivalents, receivables, prepaid expenses, accounts payable, accrued expenses, and subordinated loans. The carrying value of the company's financial instruments generally approximate their fair values at August 31, 2019 due to the short maturity of these financial instruments.

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash, and have an original maturity of three months or less, to be cash equivalents.

Accounts Receivable
Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, Fixtures, and Equipment
Furniture, fixtures, and equipment with a cost in excess of $3,000 are capitalized and recorded at cost. Normal repairs and maintenance and expensed as incurred.

Depreciation and amortization is provided on a straight-line basis using estimated useful lives as follows:

Computers and equipment	5 years
Furniture	7 years
Leasehold improvements	Useful life of the improvement or life of the lease

Revenue Recognition
Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting or placement fees at the time the underwriting or placement is completed and the income is reasonably determinable.

Remarketing fees are billed quarterly and are based on a percentage of the fair value of variable-rate, municipal bonds remarketed, net of fees paid to the distributor.

Advisory Fees are billed and recorded at the time they are earned, on a per contract basis.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended August 31, 2019 was $18,777.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases, and makes certain changes to the accounting for lease expenses. The Company adopted ASU 2016-02 prospectively on March 1, 2019, at the signing of an amended office lease agreement. The Operating leases are recorded on the balance sheet using a discount rate of 1% above the US Prime Lending Rate at the time of the lease. The Company elects to omit short-term lease commitments lasting less than 12 months from the balance sheet. The Company currently has no short-term lease commitments.

Recent accounting pronouncements
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company expects to adopt the provisions of this guidance on September 1, 2020, and is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

3. INCOME TAXES

The following is a summary of income taxes for the year ended August 31, 2019:

	Federal	State	Total
Net loss before provision for income taxes	$ (56,631))	$ (56,631)	
Adjustments:			
Limitation on Meals and Entertainment	12,718	12,338	
Depreciation	1,708	6,564	
Non-deductible life insurance	2,620	2,620	
Contributions deferred by income limitation	7,300	-	
California tax paid	-	800	
Taxable Loss	$ (32,285)	$ (28,917)	
Current income tax provision (paid)	0	800	$ 800
Deferred income tax provision			$ (7,037)

3. INCOME TAXES (Continued)

Deferred tax asset	$ 11,128	$ 4,047	$ 15,175
Deferred tax liability	$ 1,823	$ 507	$ 2,329
NOL Carryforward to 2020	$ 52,989	$ 9,564	

Federal and state income tax net operating loss (NOL) carryforwards do not expire therefore no valuation allowance was provided on the deferred tax assets relating to them.

Generally, Federal, State, and Local authorities may examine the Company's tax returns for three years from the date of filing. The current and prior three years remain subject to examination as of August 31, 2019.

4. REVENUE RECOGNITION

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topics 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-19 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on September 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and content practices applied by the Company.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related ratio to aggregate indebtedness may fluctuate on a daily basis. At August 31, 2019, the Company had net capital of $247,637, which was $147,637 in excess of its net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.5 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities, and will not otherwise hold funds or securities of customers.

7. LEASE COMMITMENTS

The Company entered into an operating lease agreement for office space for a 60 month term, commencing March 1, 2019. The Right-of-Use Asset for the lease at August 31, 2019 was $401,177, and the Lease Liability was $404,186. Operating lease expense for this lease for the year ended August 31, 2019 was $53,105 and included additional Common Area Maintenance charges of $1,435. The lease is recorded at a discount rate of 6.5%

Rent expense under the prior office lease agreement for the year ended August 31, 2019 was $33,656.

The Company entered into an operating lease agreement for equipment for a 36 month term, commencing August 1, 2019. The Right-of-use asset for the lease at August 31, 2019 was $13,054, and the Lease Liability was $13,054. Operating lease expense for this lease for the year ended August 31, 2019 was $483. The lease is recorded at a discount rate of 6.5%

Rent expense under the prior equipment lease agreement for the year ended August 31, 2019 was $4,574.

Maturities of lease liabilities were as follows:

Year Ended August 31,	Minimum Lease Commitment
2020	$ 98,784
2021	101,748
2022	104,796
2023	107,940
Thereafter	54,768
Total lease payments	$ 468,036
Less imputed interest	(50,796)
Total	$ 417,240

8. UNDERWRITING COMMITMENTS

Westhoff, Cone & Holmstedt maintains no bond inventory and does not underwrite any transactions without firm purchase orders from FINRA registered broker/dealers or Section 144A Qualified Institutional Purchasers as defined in Rule 144A of the Securities Act of 1933 as amended. Management believes there are no current or future commitments or contingencies with regard to underwriting revenues or contracts.

9. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

10. PENSION PLAN

In 2002, the Company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary tax deferral plan. For the year ended August 31, 2019 $57,176 was included in expense for the profit-sharing plan.

11. SUBORDINATED LIABILITIES

On October 20, 2015, two subordinated debt agreements were executed, each in the amount of $80,000 from shareholders of the Company, to be repaid January 31, 2017, with interest at 10%, paid quarterly. In January 2017 one of the loans was repaid. The second loan was repaid in November 2018.

Prior written approval from the Financial Industry Regulatory Authority (FINRA) is required before any repayment of subordinated debt. Such approval is contingent on the Company meeting net capital requirements.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 25, 2019, the date on which the financial statements were available to be issued. No events were noted that require further disclosure in or adjustment to the financial statements.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
August 31, 2019

Shareholders' equity		$ 492,875
Add: Deductions and allowable credits		
Operating Lease Obligations		414,231
Less: Non-allowable assets and charges against net capital:		
Remarketing Fees receivable after 30 Days	$ 49,612	
Prepaid income taxes	15,175	
Prepaids and deposits	171,772	
Furniture and equipment, net	422,910	
		659,469
Net capital, as defined		$ 247,637 (A)
Aggregate indebtedness:		
Total liabilities	$ 540,382	
Less: deferred income tax liabiity	(2,329)	
Less: Operating Lease Obligations	(414,231)	
		$ 123,822 (B)
Percentage of aggregate indebtedness to net capital (B/A)		50.00%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 8,255
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net Capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 147,637
Excess net capital at 120% of requirement	$ 127,637

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Westhoff, Cone & Holmstedt (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the exemption provisions) and (2) Westhoff, Cone & Holmstedt stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
October 25, 2019

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

Westhoff, Cone & Holmstedt (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file and Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 pursuant to section (k)(2)(ii) of that rule, throughout the most recent fiscal year without exception.

Westhoff, Cone & Holmstedt

I, Mark Holmstedt, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

President

October 24, 2019